U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB
                               (AMENDMENT NO. 1)


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR
                  12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                             CONTINUUM GROUP C INC.
                             ----------------------
                 (Name of Small Business Issuer in its Charter)

                 Nevada                                       20-0443575
----------------------------------------              --------------------------
     (State or Other Jurisdiction of                    IRS Employer ID Number
     Incorporation or Organization)


            505 Park Avenue
           New York, New York                             10022
--------------------------------------- ----------------------------------------
(Address of Principal Executive Offices)               (Zip Code)

                                 (212) 753-7200
                           (Issuer's Telephone Number)


          Securities to be registered under Section 12(b) of the Act:

           Title of Each Class               Name of Each Exchange on Which
           to be so Registered               Each Class is to be Registered
           -------------------               ------------------------------

             Not Applicable                          Not Applicable


          Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                                (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     Continuum Group C Inc. ("Continuum C") was incorporated on January 5, 2000 under the laws of the State of Nevada pursuant to a Joint Plan of Reorganization (the "Plan") for The Continuum Group, Inc. ("CGI") in Bankruptcy Case No. 95-B-44222 (Chapter 11) in the U.S. Bankruptcy Court, Southern District of New York (the "Bankruptcy Court"). The Bankruptcy Court entered an Order on September 15, 1999 approving the Plan. We, along with three other companies, Continuum Group A Inc., Continuum Group B Inc. and Continuum Group D Inc. (collectively, the "Groups"), were specifically formed to affect the terms of the Plan.

     The Plan provided for the formation of the Groups and the issuance of (a) 9,000,000 (1,510,067 post reverse split, as described below) shares of each of the Groups' common stock to Hanover Capital Corporation ("Hanover"), which funded the Plan; (b) 500,000 (83,893 post reverse split) shares of each of the Groups' common stock to holders of CGI's allowed unsecured claims; and (c) 400,000 (67,114 post reverse split) shares of each of the Groups' common stock to CGI's pre-bankruptcy stockholders. The aggregate number of authorized shares we have authority to issue is 50,000,000; of which 45,000,000 is common stock, par value $.001 per share ("Common Stock"), and 5,000,000 is preferred stock, par value $.001 per share ("Preferred Stock"). On May 5, 2000, we effected a one for 5.96 reverse stock split. All references to shares are shown post reverse split.

     On December 14, 2000, we issued 861,000 shares of Common Stock to 14 individuals for services rendered. On August 27, 2003, we issued 2,300,000 shares of Common Stock to eight individuals and entities for services rendered. As of November 26, 2003, we had 4,822,074 shares of Common Stock issued and outstanding. No shares of Preferred Stock are issued or outstanding.

     We have not engaged in any business operations other than organizational activities. Since inception, we have been in the developmental stage and have had no operations. Other than issuing shares to our stockholders, we never commenced any operational activities. As a result, we can be defined as a "shell" or "blank check" company, whose sole purpose is to locate and consummate a merger or acquisition with a private entity.

     We are filing this registration statement on a voluntary basis because our primary attraction as a merger partner or acquisition vehicle will be our status as a reporting public company. Any business combination or transaction may potentially result in a significant issuance of shares and substantial dilution to our present stockholders.

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                                  RISK FACTORS

     Our business is subject to numerous risk factors, including the following:

WE HAVE NO OPERATING HISTORY FOR EVALUATING OUR FUTURE BUSINESS PROSPECTS.

     We were incorporated in the state of Nevada on January 5, 2000. We have no operating history nor any revenues or earnings from operations since inception. We have little or no tangible assets or financial resources, and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This will probably result in our incurring net operating losses that will increase continuously until we can consummate a business combination with a profitable business opportunity.

THERE IS NO ASSURANCE THAT OUR PROPOSED OPERATIONS WILL BE SUCCESSFUL.

     The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While we intend to seek business combination(s) with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control. There is no assurance that we will identify such a business opportunity and consummate such a business combination. Finally, our officers and directors do not have any direct experience with blank check companies or related transactions.

STATE BLUE SKY REGISTRATION LAWS RESTRICT THE RESALE OF OUR STOCK.

     Transferability of our Common Stock is very limited because a significant number of states have enacted regulations pursuant to their securities laws, or so-called "blue sky" laws, restricting or prohibiting the initial sale and subsequent resale of securities of "blank check" companies like ours within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register our securities for sale or resale within their states. Because of these regulations, we currently have no plan to register any of our securities with any state. To ensure that any state laws are not violated through the resale of our securities, we will refuse to register the transfer of any of its securities to residents of any state that prohibit such resale, or if no exemption is available for such resale. It is not anticipated that a secondary trading market for our securities will develop in any state until subsequent to consummation of a business combination, if at all.

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WE FACE COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS, AND AS A RESULT
WE MAY NEVER COMPLETE A MERGER OR ACQUISITION.

     We are, and will continue to be, an insignificant participant in the business of seeking mergers, joint ventures, and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than we do, and consequently, we are at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we also compete in seeking merger or acquisition candidates with numerous other small public companies.

OUR OFFICERS AND DIRECTORS WILL ONLY DEVOTE PART TIME EFFORTS DUE TO THEIR INVOLVEMENT IN OTHER BUSINESS INTERESTS, WHICH MAY FURTHER LIMIT OUR LIKELIHOOD OF SUCCESS.

     While seeking a business combination, our officers and directors anticipate devoting up to twenty hours per month to our business. They will be the only people responsible in conducting our daily operations, including searches, evaluations, and negotiations with potential merger or acquisition candidates. We have not entered into any written employment agreement with any officers or directors and do not expect to do so in the foreseeable future. We have not obtained key man life insurance on any officer or director. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH OTHER COMPANIES FORMED BY OUR OFFICERS AND DIRECTORS, WHICH MAY NOT NECESSARILY BE FAVORABLE TO US.

     Our officers and directors participate in other business ventures that may compete directly with ours, including three other blank check companies. Additional conflicts of interest and non-arms length transactions may also arise in the future. We have adopted a policy that we will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of a business combination may include that certain of our officers and directors remain in the new combination. Our officers and directors would directly benefit from such employment. Such benefits may influence our officers and directors choice of a target company. Our Articles of Incorporation provide that we indemnify our officers and directors for liabilities, which can include liabilities arising under the securities laws. Therefore, our assets could be used, or attached, to satisfy any liabilities subject to this indemnification. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons--Conflicts of Interest."


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OUR LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION COULD ADVERSELY AFFECT OUR
ABILITY TO SUCCESSFULLY FIND AND CONCLUDE A MERGER OR ACQUISITION.

     We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by us. Moreover, we do not have, and do not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by us, there is no assurance we will be successful in completing a business combination.

IF WE ARE CHARACTERIZED AS AN INVESTMENT COMPANY, WE FACE SIGNIFICANT LEGAL REQUIREMENTS THAT HAVE THE POTENTIAL TO SUBJECT US TO SUBSTANTIAL LIABILITY AND INCREASE OUR COSTS OF DOING BUSINESS.

     Although we will be subject to regulation under the Securities Exchange Act of 1934 (the "Exchange Act"), we believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we are not engaged in the business of investing or trading in securities. In the event we engage in business combinations that result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In this event, we would be required to register as an investment company and would incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of the Act would subject us to material adverse consequences.

A CONSUMMATED MERGER OR ACQUISITION WILL LIKELY RESULT IN A CHANGE IN CONTROL, AND OUR CURRENT MANAGEMENT WILL NO LONGER HAVE POWER TO INFLUENCE US.

     A business combination involving the issuance of our Common Stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in us. Any such business combination may require our management to sell or transfer all or a portion of their Common Stock, or resign as members of the Board of Directors. The resulting change in our control could result in the removal of our current management and a corresponding reduction in or elimination of their participation in our future affairs.

TAXATION CONCERNS MAY INFLUENCE WHETHER A FUTURE IDENTIFIED BUSINESS OPPORTUNITY PROCEEDS.

     Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to the target entity and us; however, there can be no assurance that a business combination will meet the statutory requirements of a tax-free reorganization, or that the parties will obtain the intended tax-free

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treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS
OPPORTUNITIES.

     Section 13 and 15(d) of the Exchange Act require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the target entity acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

     We intend to seek to acquire assets or shares of an entity actively engaged in business that generates revenues, in exchange for its securities, although we have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition. None of our officers, directors, or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company as of the date of this registration statement.

RESULTS OF OPERATION

     We have not had any operating income from inception (January 5, 2000) through September 30, 2003. As of September 30, 2003, we had an accumulated deficit of $55,218, comprised of costs mainly associated with administrative expenses.

GENERAL BUSINESS PLAN

     Our purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to us by persons or companies that desire to seek the perceived advantages of a Securities Exchange Act of 1934 ("Exchange Act") registered corporation. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive to our virtually unlimited discretion to search for and enter into potential business opportunities. We may seek a business opportunity with entities which have recently commenced operations, or that wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly


                                       6
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owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     Our executive officers and directors intend to contact a number of broker-dealers, investment bankers, venture capitalist and other members of the financial community likely to find us a suitable vehicle capable of meeting the needs of their clients, associates and contacts. We cannot be sure that these efforts will in fact result in our being presented with any private companies seeking to consummate a reverse merger/acquisition transaction. To date, we have not been approached and have not approached any person or entity with regard to any specific proposed reverse merger/acquisition transaction.

     We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, we believe that there are numerous companies seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include:

  o  Providing increased liquidity for its existing principals and stockholders.
  o Facilitating or improving the terms by which additional equity financing may be sought.
  o Creating an "alternative currency" (i.e., publicly traded shares) that can be used for acquisitions.
  o Providing increased liquidity for incentive stock option plans or similar employee benefit plans in order to attract and retain key employees.
  o  Providing an exit mechanism or retirement strategy for its owners.

     Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     We have, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets which going public through an initial public offering would provide. There is, however, significant other benefits to going public through a merger or acquisition transaction with a blank check company such as ours, as opposed to an initial public offering, which management believes will make us attractive to a potential merger or acquisition candidate, such as:

  o The costs are significantly less than the costs required for an initial public offering.
  o The time required to complete a merger or acquisition transaction with a blank check company is considerably less than for an initial public offering.
  o Additional risks are involved in an initial public offering in that the initial public offering may be withdrawn due to an unstable market condition even after most of the up-front costs have been expended.
  o Initial public offerings generally require greater attention from top management.
  o While an initial public offering requires a business to have a relatively long and stable earnings history, the lack of an earnings history does not normally keep a private company from

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     completing a merger or acquisition transaction with a blank check company.
  o  The private company does not require an underwriter.
  o  There is less dilution of ownership control.

     The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, our officers and directors have not conducted market research and are not aware of statistical data that would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     Management believes that any transaction, whether a merger or acquisition with a private company will require us to issue a substantial majority of our Common Stock to the owners of the private company in exchange for all of their privately held shares. The transaction will effectively result in the owners and management of the private business acquiring actual or effective operating control of us, with our existing stockholders continuing only as minority passive investors. This type of transaction is popularly known as a "reverse merger" or "reverse acquisition." It is referred to as a reverse merger or reverse acquisition because, although for legal purposes, we will acquire the private company, the transaction can be viewed as if we have been acquired by the private company due to the fact that the former owners of the private company will own a substantial majority of our Common Stock after the transaction.

     The Securities and Exchange Commission considers this type of reverse merger/acquisition transaction to be a capital transaction in substance, rather than a business combination. That is, the transaction will be equivalent to the issuance of stock by the private company for our net monetary assets, accompanied by a recapitalization. As a result, our post-reverse merger/acquisition comparative historical financial statements will be those of the private company, with appropriate footnote disclosure concerning the changes in the capital structure of the private company effected at the reverse merger/acquisition transaction date.

     EVALUATION OF ACQUISITION OPPORTUNITIES

     We intend to request that we be provided with written materials regarding the private company, prior to considering a reverse merger/acquisition transaction with that company. We will request such items as:

  o  a description of products, service and company history;
  o  management resumes;
  o  audited financial information;
  o  available projections with related assumptions upon which they are based;
  o  an explanation of proprietary products and services;
  o evidence of existing patents, trademarks or service marks or rights thereto;

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  o  present and proposed forms of compensation to management;
  o a description of transactions between the privately-held company and its affiliates during relevant prior periods;
  o  a description of present and required facilities;
  o  an analysis of risks and competitive conditions;
  o  a financial plan of operation and estimated capital requirements; and
  o  other information deemed relevant.

     We will endeavor to personally meet with management and key personnel of companies that are serious candidates for concluding a reverse merger or acquisition. We will also attempt to obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources. We will not acquire or merge with any company for which current audited financial statements cannot be obtained prior to closing the proposed transaction. Requiring audited financial statements prior to closing will ensure that we can meet our regulatory filing obligations for such transactions at the time of closing.

     We intend to take into consideration the following factors when analyzing a company for its potential as a reverse merger/acquisition candidate:

  o Potential for growth, indicated by new technology, anticipated market expansion or new products;
  o Competitive position as compared to other companies of similar size and experience within the privately-held company's industry segment as well as within the industry as a whole;
  o Strength and diversity of management, either in place or scheduled for recruitment;
  o Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;
  o The extent to which the business of the privately-held company can be advanced;
  o  The regulatory environment within the privately-held company's industry;
  o The market performance of equity securities of similarly situated companies in the privately-held company's industry; and
  o Reputation of owners, principals and/or managers for complying with and not violating federal and/or state securities laws.

     The time, effort and expense required to evaluate a private company for a reverse merger/acquisition transaction with us, and to effectuate such a transaction cannot be predicted with any degree of accuracy. We do not have any full-time employees and our executive officers and directors, are not required to devote any specific amount of time to our business.

     We do not foresee entering into a merger or acquisition transaction with any business with which our officers or directors are currently affiliated. Should we determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in our best interests, Nevada law generally permits us to enter into such a transaction.

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COMPETITION

     We expect to encounter substantial competition in our efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than us and will therefore be in a better position to obtain access to attractive business opportunities. We also will possibly experience competition from other public "shell" companies, some of which may have more funds available than we do.

EMPLOYEES

     We are an inactive company and currently have no employees. Management expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. There is no current plan under which, remuneration may be paid to, or accrued for the benefit of, our officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered. See "Executive Compensation" and "Certain Relationships and Related Transactions."

FEDERAL TAX IMPLICATIONS

     The reverse merger/acquisition transaction that we are expected to engage in with a private company will involve the sale or exchange of our Common Stock for the stock of the private company held by its owners.

     Generally, gains from the sale or exchange of stock are subject to federal taxation. However, the Internal Revenue Code allows tax-free treatment for certain types of corporate acquisition transactions. The theory behind permitting corporate acquisitions without imposition of tax lies in the assumptions that the acquiring corporation will substantially continue the business of the acquired corporation and that the owners of the acquired corporation will retain an ownership interest in the acquirer. Neither the corporations nor their shareholders will be subject to tax if these assumptions are indeed facts since the transaction will be viewed as a continuation of the business in a modified form by substantially the same owners rather than the sale of a business to an unrelated party. For purposes of tax law alone, the various forms of tax-free acquisitions are referred to as "reorganizations."

     We believe that the owners of a private company will find us to be an attractive merger or acquisition partner if the merger or acquisition transaction that we effectuate is designed so as to constitute a tax-free reorganization. Therefore, we will endeavor to structure the reverse merger/acquisition transaction to meet the tax-free reorganization provisions of
Section 368(a)(1) or Section 351 of the Internal Revenue Code. To meet the requirements of Section 368(a)(1) or Section 351 of the Internal Revenue Code, it will probably be necessary for us to issue to the owners of the

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private business 80% or more of our voting Common Stock. Management expects that we will be successful in structuring a reverse merger/acquisition transaction with a private company as a reorganization. As such, management believes that the exchange of stock in a private company that is held by its owners for our stock will be exempt from taxation by the Internal Revenue Code. There is no assurance that we will be able effectuate a reverse/merger transaction, or, if we do, that we will be successful in structuring it as a tax-free reorganization.

SECURITIES LAW IMPLICATIONS

     We anticipate that when our securities are issued to the owners of an acquired private company, these securities will be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the reverse merger/acquisition transaction, we may agree to register such securities either at the time the transaction is closed, under certain conditions, or at specified times thereafter.

INDEMNIFICATION

     We shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at our request. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was our employee. See Part II, "Item 5 - Indemnification of Directors and Officers."

ITEM 3. DESCRIPTION OF PROPERTY.

     We have no property. We do not currently maintain an office or any other facilities. We currently maintain a mailing address at 505 Park Avenue, New York, New York 10022, which is the office address of our President, Robert L. Frome. We pay no rent for the use of this mailing address. We do not believe that we will need to maintain an office at any time in the foreseeable future in order to carry out our plan of operations described herein.

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ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of November 26, 2003, the number of shares of Common Stock beneficially owned by executive officers, directors and persons who hold 5% or more of our outstanding Common Stock. Also included are the shares held by all executive officers and directors as a group.

Name and Address                   Amount and Nature of             Percent
Of Beneficial Owner                Beneficial Owner (1)             of Class
-------------------------------------------------------------------------------

Robert L. Frome                       1,838,054(2)                    38.1%
505 Park Avenue
New York, NY 10022

Michael Wainstein                     1,821,081(3)                    37.8%
120 Everit Avenue
Hewlett, NY 11557

Christopher Silano                        --                           --
14 Grant St., Apt. B
Tuckahoe, NY 10707

Ed Cowle                                305,369                        6.3%
201 East 87th St., Apt. 6C
New York, NY 10128

D. Deworth Williams                     305,369                        6.3%
c/o William Investment
56 West 400 South, Suite 200
Salt Lake City, Utah 84101

All officers and directors            3,659,135                       75.9%
as a group (3 persons)

NOTES:

1. Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.

2. Includes 96,946 shares held by Mr. Frome's wife, and 160,336 shares held by Frome & Co, of which Mr. Frome is General Partner. Also includes an aggregate of 116,336 shares held by Mr. Frome's three children, to which he disclaims beneficial ownership.

3.   Includes an aggregate of 83,893 shares held by Mr. Wainstein's children.


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ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS OFFICERS
          AND DIRECTORS.

Our executive officers and directors are as follows:

NAME                               AGE       POSITION

Robert L. Frome                    62        President and Chairman

Michael Wainstein                  32        Secretary,  Treasurer, and Director

Christopher Silano                 29        Director

     Our directors and officers will devote time to our affairs on an "as needed" basis, but less than 20 hours per month. As a result, the actual amount of time that they will devote to our affairs is unknown and is likely to vary substantially from month to month.

BIOGRAPHICAL INFORMATION

ROBERT L. FROME has been Company President and Chairman since 2000. Mr. Frome has over 40 years of legal experience as an attorney. For over five years, Mr. Frome has been a senior partner at the law firm Olshan Grundman Frome Rosenzweig & Wolosky LLP. Since 1983, he has served as director for Healthcare Services Group, Inc. (NasdaqNM:HCSG), a leading provider of housekeeping, laundry and foodservices to long-term care health facilities. Since 1995, Mr. Frome has been a director of NuCo2, Inc. (NasdaqNM:NUCO), a supplier of bulk carbon dioxide systems for carbonating fountain beverages. Mr. Frome has a B.S. degree from New York University, an L.L.B. degree from Harvard University and an L.L.M. degree from New York University.

MICHAEL WAINSTEIN has been Company Secretary, Treasurer, and a Director since 2000. Since 2001, he has been President of Private Capital Group, and since 1997, Executive Vice President with Hanover Capital Corporation, both investment firms. During this time, Mr. Wainstein invested in and advised approximately twelve companies. These companies include, Cimnet, Inc. (OTCBB:CIMK), a software developer for the discrete manufacturing sector; Priority Staffing Solutions, Inc., a staffing provider to the legal and finance communities; and Cyber Media Group, Inc. d/b/a Mortgageexpo.com, a leading national mortgage infomediary. In May 2001, he co-founded Ethos Global Solutions, LLC, a consulting firm specializing in SAP. In October 2001, he co-founded Infinity Consulting Solutions, Inc. a provider of IT professionals to a variety of industries and serves as its CEO. Mr. Wainstein holds a B.A. degree in Economics from New York University and J.D. degree from New York Law School and is admitted to the New York Bar.

CHRISTOPHER SILANO has been a Company Director since 2003. Since 2003, he has served as head of information technology and web development for Private Capital Group. From 1999 to 2003, he was employed at Westchester Restaurant Supply Company, where he served as head of information technology and ecommerce. From 1997 to 1999, he was employed at Central Square Cafe, a restaurant in Westchester, New York, as a Line Cook. Mr. Silano received a B.S. degree in Computer Science from Syracuse University in 1996.

PREVIOUS BLANK CHECK COMPANIES

     Robert L. Frome and Michael Wainstein, each an officer and director, became majority shareholders and promoters of The Continuum Group, Inc. ("CGI"), our former parent company immediately following CGI's bankruptcy proceeding. CGI emerged from bankruptcy in September 1999 pursuant to a Joint Plan of Reorganization funded by Hanover Capital Corporation, of which Messrs. Frome and Wainstein were affiliates. In accordance with the Plan, four subsidiaries were formed, including us. In 2000, CGI merged with Nuweb Solutions, Inc., an Internet information provider. Other than CGI, no member of our management has been involved in any previous blank check offerings.

CURRENT AND FUTURE BLANK CHECK COMPANIES

     In addition to us, management is currently involved with three other blank check company filings under the Exchange Act as set forth below in the table. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

     Target companies will be located for us and the other identical blank check companies in alphabetical order. However, the other blank check companies may differ from us in certain items such as number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a different blank check company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of alphabetical order.

COMPANY NAME (1)        REGISTRATION FORM   FILING DATE    FILE NO.   STATUS (2)


Continuum Group A Inc.   Form 10SB/12g       12/10/03     000-50500      N/A
Continuum Group B Inc.   Form 10SB/12g       12/10/03     000-50501      N/A
Continuum Group D Inc.                                                   N/A


(1) The companies set forth above were all registered in the State of Nevada on January 5, 2000. Messrs. Robert L. Frome, Michael Wainstein, and Michael Ciccoricco are the sole officers and directors.

(2) The term "N/A" indicates that the company has not entered into an agreement for a business combination.

RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

     None.

CONFLICTS OF INTEREST

     Our officers and directors are involved in three other blank check companies and expect to organize other companies of a similar nature and with a similar purpose as us. Consequently, there are potential inherent conflicts of interest in acting as our officers and directors. In addition, insofar as our officers and directors are engaged in other business activities, they may devote only a portion of their time to our affairs.

     A conflict may arise in the event that another blank check company with which our officers and directors are affiliated also actively seeks a target company. It is anticipated that target companies will be located for us and other blank check companies in alphabetical order, since these other blank check companies were formed on the same day. However, these other blank check companies may differ from us in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a different blank check company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of alphabetical order.

     Our officers and directors intend to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that they would not attend to other matters prior to those of the Company. Our officers and directors estimate that our business plan can be implemented by devoting approximately 10 to 25 hours per month over the course of several months, but such figure cannot be stated with precision.

     The terms of a business combination may include terms such as an officer and director remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to such officer or director for the purchase or retirement of all or part of their Common Stock. The officer or director would directly benefit from such employment or payment. These benefits may influence an officer or director's choice of a target company.

     We will not enter into a business combination, or acquire any assets of any kind for our securities in which our management or any affiliates have any interest, direct or indirect. There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of us could result in liability of management to us.

INVESTMENT COMPANY ACT OF 1940

     Although we will be subject to regulation under the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, we believe we will not be subject to regulation under the Investment Company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations that result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences. We presently desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

INVESTMENT ADVISERS ACT OF 1940

     We are not an "investment adviser" under the Federal Investment Adviser Act of 1940, which classification would involve a number of negative considerations. Accordingly, we will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of Section 2(a)(11) of the Investment Adviser Act of 1940, 15 U.S.C.

ITEM 6.   EXECUTIVE COMPENSATION.

     On August 27, 2003, Robert L. Frome and Michael Wainstein received 1,100,000 and 1,104,000 shares of Common Stock, respectively, as compensation for past services rendered on our behalf. The issuance represents nominal value. Other than this issuance, our officers and directors do not receive any compensation for their services rendered to us, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with us.

     Our officers and directors will not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement our business plan outlined herein. However, our officers and directors anticipate receiving benefits as beneficial shareholders of the Company. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

     We have not adopted a retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On August 27, 2003, we issued 1,100,000 shares of Common Stock to Robert L. Frome, and 1,104,000 shares of Common Stock to Michael Wainstein, each an officer and director, for services rendered on our behalf. Mr. Frome's shares include 110,000 shares held by Frome & Co., of which he is General Partner, 55,000 shares held by his wife, and 22,000 shares held by each of three daughters.

ITEM 8.   DESCRIPTION OF SECURITIES.

COMMON STOCK

     Our Articles of Incorporation authorize the issuance of 50,000,000 shares, of which 45,000,000 shares are Common Stock having a par value of $.001 per share. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of our Common Stock are issued, the relative interests of then existing stockholders may be diluted.

PREFERRED STOCK

     Our Articles of Incorporation authorize the issuance of 5,000,000 shares of Preferred Stock. Our Board of Directors are authorized to issue the Preferred Stock from time to time in classes and series and is further authorized to established such classes and series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each class or series, and to allow for the conversion of Preferred Stock into Common Stock. The Company has issued no Preferred Stock. Preferred Stock may be utilized in making acquisitions.

TRANSFER AGENT

     Continental Stock Transfer & Trust Company has been appointed the transfer agent of our Common Stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

MARKET PRICE

     Currently, we have 4,822,074 shares of Common Stock issued and outstanding. Our Common Stock has never been traded. It is unlikely that our stock will be accepted for trading on any exchange or quotation system until completion of a merger or acquisition. It is likely if any such trading market developed it would be on the over the counter markets and be considered a "penny stock." There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     As of November 26, 2003, there were approximately 85 holders of our Common Stock.

     The Securities and Exchange Commission and National Association of Securities Dealers have adopted the position that securities of blank check companies issued to affiliates and non-affiliates are ineligible for resale under Rule 144 unless those previously issued securities have been qualified by a registration statement. Since we are a deemed to be a blank check company, our 4,822,074 currenty outstanding shares of Common Stock will not be eligible for resale until they have been qualified by a registration statement.

     In general, under Rule 144, a person who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

DIVIDEND POLICY

     We have not paid any cash dividends on our Common Stock and presently intend to continue a policy of retaining earnings, if any, for reinvestment in our business.

TRADING OF SECURITIES IN SECONDARY MARKET

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our Common Stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker). However, our security holders cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

     Following a business combination, a target company will normally wish to list our Common Stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

     In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (a) stockholders' equityassets of $5,000,000, or market capitalization of $50,000,000, or net income for two of the last three years of $750,000; (b) public float of 1,000,000 shares with a market value of $5,000,000; (c) a minimum bid price of $4.00; (d) three market makers; (e) 300 shareholders and, (f) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) stockholders'equity of $2,500,000, or market capitalization of $35,000,000, or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a minimum bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If, after a business combination, we do not meet the qualifications for listing on the Nasdaq SmallCap Market, we may apply for quotation of our securities on the NASD OTC Bulletin Board. In certain cases we may elect to have our securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc. On April 7, 2000, the Securities and Exchange Commission issued a new ruling with regard to the reporting status under the Exchange Act of a non-reporting company after it acquired a reporting "blank check" company. The SEC has revised its ruling that such Company would be a successor issuer to the reporting obligation of the "blank check" company by virtue of Commission Rule 12g-3(a). Under the system, the concept of succession in part depends upon the nature of the company being succeeded. Thus, in Rule 12b-2, the definition of "succession" requires "the direct acquisition of the assets comprising a going business." The SEC stated a "blank check" company did not seem to satisfy these criteria. Consequently, Rule 12g-3(a) would not be applicable, and the non-reporting company would have to file a Form 10 or Form 10-SB registration statement in order to become an Exchange Act reporting company. Nonetheless, the SEC recognized the long-standing availability of the "back door" registration procedure where a going business was acquired, and concluded that if we could provide the same, or at least some minimally acceptable level of information as issuers do in appropriate Rule 12g-3(a) cases, the SEC would raise no objection to the procedure. The same level of information is the information required by Form 10 or Form 10-SB. A minimally acceptable level of information is complete audited and pro forma financial statements required by those forms. This information must be filed on Form 8-K 12(g)3 within 15 days of the succession.

     The Form 8-K 12(g)3 filing is the seminal event in this "back door" filing procedure under the Exchange Act for the new combined operating company. It is a particularly critical event where a formerly non-reporting company acquires a reporting "blank check" company. For this reason, the SEC treats these Form 8-K 12(g)3 "back door" filings in the same way it treats Form 10 and Form 10-SB filings. The SEC subjects them to its standards of review selection, and they may issue substantive comments on the sufficiency of the disclosures presented. Any disclosure deficiencies in the Form 8-K 12(g)3 may impact the informed nature of trading markets for these securities. In accordance with its customary procedure for processing Exchange Act registration statements, the SEC will advise us of those situations where a Form 8-K 12(g)3 "back door" registration has been selected for review, when they have issued comments on it and when those comments have been cleared by the staff.

     Therefore, if we enter into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the SEC has determined that it will not review the Form 8-K 12(g)3 filing or the staff has cleared all of the comments. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.


ITEM 2.   LEGAL PROCEEDINGS.

     We are not a party to any pending legal proceedings, and do not currently contemplate any such proceedings. None of our directors, officers, or affiliates, and no owner of record or beneficial owner of more than 5% of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to any litigation.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Financial Statements included in this registration statement are in reliance upon Marcum & Kliegman LLP, independent Certified Public Accountants, as experts in accounting and auditing. There have been no changes or disagreements.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     On August 27, 2003, we issued an aggregate of 2,300,000 shares of Common Stock to eight individuals and entities for services rendered pursuant to
Section 4(2) of the Securities Act.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation allow us, on a case-by-case basis, to indemnify our directors and officers to the fullest extent permitted by Nevada law. Nevada law presently provides that in the case of a non-derivative action (that is, an action other than by or in the right of a corporation to procure a judgment in its own favor), a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo-contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

     With respect to derivative actions, Nevada law provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders. Indemnification is not permitted to be made in respect of any claim, issue, or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses, and then only to the extent that the court shall determine.

     INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING US, FOR LIABILITIES ARISING UNDER THE SECURITIES ACT, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                             CONTINUUM GROUP C INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

 For the Nine Months Ended September 30, 2003 and 2002 (Unaudited) and For the
    Years Ended December 31, 2002 and 2001 and for the Period January 5, 2000 (Inception) Through December 31, 2002 and for the Period January 5, 2000
               (Inception) Through September 30, 2003 (Unaudited)

                                                          CONTINUUM GROUP C INC.
                                                   (A Development Stage Company)

                                                                        CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   1


FINANCIAL STATEMENTS

  Balance Sheets                                                               2
  Statements of Operations                                                     3
  Statement of Stockholders' Deficiency                                        4
  Statements of Cash Flows                                                     5


NOTES TO FINANCIAL STATEMENTS                                                6-9

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders
Continuum Group C Inc.

We have audited the accompanying balance sheets of Continuum Group C Inc. (a development stage company) as of December 31, 2002 and 2001, and the related statements of operations and stockholders' deficiency and cash flows for the years then ended and for the period January 5, 2000 (Inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continuum Group C Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended and for the period January 5, 2000 (Inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company and has not yet begun operations nor raised any monies to fund Company such operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any disclosures that might result from the outcome of this uncertainty.

/s/ Marcum & Kliegman LLP


April 15, 2003
New York, NY

                                                                               2
                                                          CONTINUUM GROUP C INC.
                                                   (A Development Stage Company)

                                                                  BALANCE SHEETS
--------------------------------------------------------------------------------


                                     ASSETS
                                     ------


                                     September 30,          December 31,
                                         2003           2002           2001
                                     ------------   ------------   ------------

(Unaudited) (Audited) (Audited)

CURRENT ASSETS                       $         --   $         --   $         --
--------------                       ------------   ------------   ------------


      TOTAL ASSETS                   $         --   $         --   $         --
                                     ============   ============   ============



                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                    ----------------------------------------



ACCRUED EXPENSES                     $     13,708   $      8,708   $      7,338
----------------                     ------------   ------------   ------------

COMMITMENTS AND CONTINGENCIES
-----------------------------

STOCKHOLDERS' DEFICIENCY
------------------------
  Preferred stock, par value $0.001,
   5,000,000 shares authorized, none
   issued and outstanding                      --             --             --
  Common stock, par value $0.001;
   45,000,000 shares authorized;
   4,822,074, 2,522,074, and 2,522,074
   shares issued and outstanding at
   September 30, 2003, December 31,
   2002 and 2001, respectively              4,822          2,522          2,522
  Additional paid in capital               36,688         15,988         15,988
  Deficit accumulated during
   development stage                      (55,218)       (27,218)       (25,848)
                                     ------------   ------------   ------------

      TOTAL STOCKHOLDERS'
        DEFICIENCY                        (13,708)        (8,708)        (7,338)
                                     ------------   ------------   ------------

      TOTAL LIABILITIES AND
        STOCKHOLDERS' DEFICIENCY     $         --   $         --   $         --
                                     ============   ============   ============


         THE ACCOMPANY NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                          CONTINUUM GROUP C INC.
                                                   (A Development Stage Company)

                                                        STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                                                         Cumulative
                                                                                                                            from
                                                                                                                         January 5,
                                                                                                                            2000
                                                                           Cumulative                                   (Inception)
                                                 For the Nine Months     from January 5,      For the Year Ended          through
                                                 Ended September 30,           2000              December 31,           December 31,
                                                 2003           2002       (Inception)        2002          2001            2002
                                             --------------------------------------------------------------------------------------
                                             (Unaudited)    (Unaudited)    (Unaudited)     (Audited)      (Audited)      (Audited)
REVENUES                                     $        --    $        --    $        --    $        --    $        --    $        --
                                                                                                                        -----------

GENERAL AND ADMINISTRATIVE
 EXPENSES                                         28,000          1,370         55,218          1,370          7,338         27,218
                                             -----------    -----------    -----------    -----------    -----------    -----------

      NET LOSS                               $   (28,000)   $    (1,370)   $   (55,218)   $    (1,370)   $    (7,338)   $   (27,218)
                                             ===========    ===========    ===========    ===========    ===========    ===========

PER SHARE INFORMATION
  Basic and diluted, net loss per share      $     (0.01)   $     (0.00)                  $     (0.00)   $     (0.00)
                                             ===========    ===========                   ===========    ===========

  Basic and diluted, weighted shares
   outstanding                                 2,808,521      2,522,074                     2,522,074      2,522,074
                                             ===========    ===========                   ===========    ===========


         THE ACCOMPANY NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                          CONTINUUM GROUP C INC.
                                                   (A Development Stage Company)

                                           STATEMENT OF STOCKHOLDERS' DEFICIENCY

            For the Period January 5, 2000 (Inception) through December 31, 2000 and for the Years Ended December 31, 2002, 2001 and for
                            the Nine Months Ended September 30, 2003 (Unaudited)
--------------------------------------------------------------------------------

                                                                                                          Deficit
                                                                                                        Accumulated
                                                                 Common Stock             Additional       During
                                                           ------------------------        Paid In      Development
                                                             Shares          Amount        Capital         Stage            Total
                                                           -------------------------------------------------------------------------
BALANCE - January 5, 2000 (Inception)                       1,661,074        $1,661        $ 8,239        $ (9,900)        $     --

 Common Stock issued for services valued at the
   estimated fair value of services rendered                861,000             861          7,749              --            8,610

  Net loss                                                         --            --             --          (8,610)          (8,610)
                                                            ---------        ------        -------        --------         --------

BALANCE - December 31, 2000                                 2,522,074         2,522         15,988         (18,510)              --

  Net loss                                                         --            --             --          (7,338)          (7,338)
                                                            ---------        ------        -------        --------         --------

BALANCE - December 31, 2001                                 2,522,074         2,522         15,988         (25,848)          (7,338)
                                                                                                                           --------

  Net loss                                                         --            --             --          (1,370)          (1,370)
                                                            ---------        ------        -------        --------         --------

BALANCE - December 31, 2002                                 2,522,074         2,522         15,988         (27,218)          (8,708)
                                                                                                          --------         --------

 Common Stock issued for services valued at the
   estimated fair value of services rendered                2,300,000         2,300         20,700              --           23,000

  Net loss - (unaudited)                                           --            --             --         (28,000)         (28,000)
                                                            ---------        ------        -------        --------         --------

BALANCE - September 30, 2003
 (unaudited)                                                4,822,074        $4,822        $36,688        $(55,218)        $(13,708)
                                                            =========        ======        =======        ========         ========


         THE ACCOMPANY NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                          CONTINUUM GROUP C INC.
                                                   (A Development Stage Company)

                                                        STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                                         Cumulative
                                                                                                                            from
                                                                                                                         January 5,
                                                                           Cumulative                                       2000
                                                                              from                                      (Inception)
                                                 For the Nine Months       January 5,         For the Year Ended          through
                                                 Ended September 30,          2000                December 31,          December 31,
                                                 2003          2002        (Inception)        2002           2001           2002
                                             --------------------------------------------------------------------------------------
                                             (Unaudited)    (Unaudited)    (Unaudited)     (Audited)      (Audited)      (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                   $   (28,000)   $    (1,370)   $   (55,218)   $    (1,370)   $    (7,338)   $   (21,118)
    Adjustments to reconcile net loss to net
    cash flows from operating activities
      Stock based compensation                    23,000             --         41,510             --             --         18,510
      Increase in accrued expenses                 5,000          1,370         13,708          1,370          7,338          8,708
                                             -----------    -----------    -----------    -----------    -----------    -----------

        NET CASH FLOWS FROM
         OPERATING ACTIVITIES                         --             --             --             --             --             --
                                             -----------    -----------    -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING
 ACTIVITIES                                           --             --             --             --             --             --
                                             -----------    -----------    -----------    -----------    -----------    -----------

CASH FLOWS FROM FINANCING
 ACTIVITIES                                           --             --             --             --             --             --
                                             -----------    -----------    -----------    -----------    -----------    -----------

       NET INCREASE IN CASH                           --             --             --             --             --             --
                                             -----------    -----------    -----------    -----------    -----------    -----------

CASH - Beginning                             $        --    $        --    $        --    $        --    $        --    $        --
                                             ===========    ===========    ===========    ===========    ===========    ===========

CASH - Ending                                $        --    $        --    $        --    $        --    $        --    $        --
                                             ===========    ===========    ===========    ===========    ===========    ===========


         THE ACCOMPANY NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                          CONTINUUM GROUP C INC.
                                                   (A Development Stage Company)


                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1 - FORMATION, NATURE OF BUSINESS, AND MANAGEMENT PLANS

     FORMATION, NATURE OF BUSINESS AND MANAGEMENT'S PLANS

     Continuum Group C Inc. (the "Company") was formed on January 5, 2000 in Nevada pursuant to the Reorganization Plan under Chapter 11 of the United States Bankruptcy Code of The Continuum Group, Inc. ("Continuum"). The primary provision of the Plan provided for the formation of the Company and the issuance of (a) 9,000,000 (1,510,067 post reverse split (see below)) shares of the Company's common stock to Hanover Capital Corporation, which funded Continuum's reorganization plan; (b) 500,000 (83,893 post reverse split (see below)) shares to holders of Continuum's allowed unsecured claims, and (c) 400,000 (67,114 post reverse split (see below)) shares to Continuum's pre-bankruptcy stockholders. The accumulated deficit at inception resulted from the par value of these shares granted to stockholders without any consideration.

     The Company is actively searching for acquisition targets. As of April 15, 2003, the Company had not entered into any formal acquisition agreements

     The Company has not commenced principal operations as of December 31, 2002 and there is no assurance that the Company will have the ability to carry out its business plan without raising sufficient debt or equity financing. Although the Company intends to secure funding through a private placement and, ultimately, a public offering of its common stock, there can be no assurance that they will be successful. These factors raise substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not include any disclosures that might be necessary should the Company be unable to continue as a going concern.

     On December 14, 2002 the Company's Board of Directors (the "Board") approved an amendment to the charter to effect a 1-for-5.96 reverse stock split of the Company's issued and outstanding common stock. Accordingly, in the accompanying financial statements all common share and per share amounts have been retroactively restated to show the effect of the 1-for-5.96 reverse split.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     STOCK BASED COMPENSATION

     As permitted by Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure", which amended SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion ("APB") including "Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation", and interpretation of APB No. 25. As of September 30, 2003, the Company has not formed a Stock Option Plan and has not issued any options.

                                                          CONTINUUM GROUP C INC.
                                                   (A Development Stage Company)


                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued

     INCOME TAXES

     The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     At December 31, 2001, the Company has net operating loss carry forwards of approximately $50,000, which expire through 2022. Pursuant to Section 382 of the Internal Revenue Code regarding substantial changes in ownership, utilization of these losses may be limited. Based on this and the fact that the Company has generated operating losses through December 31, 2002, the deferred tax asset of approximately $15,000 has been offset by a valuation allowance of $15,000.

     USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     EARNINGS PER SHARE

     The Company adopted the provisions of SFAS No. 128, "Earnings per Share." SFAS No. 128 requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. During the period January 5, 2000 (Inception) through December 31, 2002 no options, or other contracts to issue common stock were issued or entered into. Accordingly, basic and diluted earnings per share are identical.

     NEW ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. SFAS No. 142 requires, among other things, the use of a non-amortization approach for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized in earnings, but instead will be reviewed for impairment at least annually.

                                                          CONTINUUM GROUP C INC.
                                                   (A Development Stage Company)


                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued

     NEW ACCOUNTING PRONOUNCEMENTS

     In  August  2001,  the  FASB  issued  SFAS  No.  144,  "Accounting  for the
     Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "and Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations.

     The Company implemented these standards effective January 1, 2002 and they did not have a material effect on the Company's financial statements.

     On April 30, 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44 and 64, Amendment of SFAS Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The adoption of this standard is expected to have no impact to the Company.

     SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard did not have a material impact on the Company's financial statements.


NOTE 3 - COMMON STOCK

     On August 27, 2003, the Company issued 2,300,000 shares of its Common Stock to eight (8) individuals and entities for services rendered. The fair value of the services rendered was approximately $23,000.

                                                          CONTINUUM GROUP C INC.
                                                   (A Development Stage Company)


                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 4 - RELATED PARTIES

     As discussed in Note 1, the Company was formed pursuant to the reorganization plan of Continuum. In accordance with the reorganization of Continuum three additional companies named Continuum Group A Inc, Continuum Group B Inc, and Continuum Group D Inc, were formed with similar terms as the Company with common stock issuances consistent with those of the Company.


NOTE 5 - INTERIM FINANCIAL INFORMATION

     The accompanying unaudited financial statements as of September 30, 2003 and the nine months ended September 20, 2003 and 2002 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Such adjustments are of a normal recurring nature. Operating results for the nine months ended September 30, 2003 and 2002 are not necessarily indicative of the results that may be expected for any other period or for a full fiscal year.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS



2.1*      Joint Plan of Reorganization

2.2*      Order Confirming Plan of Reorganization

3.1*      Articles of Incorporation

3.2*      Bylaws



* Previously filed as an exhibit to our registration statement on Form 10-SB, filed with the Securities and Exchange Commission on December 10, 2003.



                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CONTINUUM GROUP C INC.
                                        ----------------------
                                             (REGISTRANT)




         Date: December 15, 2003       BY: ROBERT L. FROME
                                           -------------------------------------
                                              ROBERT L. FROME
                                              PRESIDENT AND CHAIRMAN